Dreyfus Founders Funds, Inc. File No. 811-1018
Form N-SAR Item 77.O.

Transactions Effected Pursuant to Rule 10f-3

On August 16, 2006, Dreyfus Founders Balanced Fund (“Balanced Fund”) purchased corporate notes issued by Credit Suisse USA Inc. having a par value of $125,000 from Credit Suisse, the lead underwriter, at a price of 99.62, for a total purchase amount of $124,526. The commission/spread on this transaction was 2.01% of the offering price. The other members of the underwriting syndicate were: BNP Paribas, BNY Capital Markets, Citigroup, Fifth Third Securities, HSBC Securities, Keybanc Capital Markets, Mitsubishi UFJ Securities, Santander Investment, SunTrust Robinson Humphrey, Trilon International, The Williams Capital Group, and Mellon Financial Markets, LLC.

The Board of Directors of Dreyfus Founders Funds, Inc. (the “Registrant”) determined that, with the exception of a delay of one calendar quarter in the reporting of this transaction to the Board, the transaction was effected in compliance with the Registrant’s Procedures for Investment Pursuant to Rule 10f-3 Under the Investment Company Act of 1940, as Amended. This determination was based on a Rule 10f-3 Transactions report that documented, among other things, that: the notes were purchased on the date of their initial issuance at the same price paid by other purchasers; the issuer had been in continuous operation for at least three years; the offering was a firm commitment underwriting; the commission or spread paid to the principal underwriter was reasonable and fair compared to the commission or spread paid to other underwriters in connection with similar transactions; the purchase complied with the percentage limitations of Rule 10f-3; and the affiliated underwriter (Mellon Financial Markets, LLC) did not benefit directly or indirectly from the purchase.